Exhibit 99.1

Phoenix New Media Announces New Program License Agreement with Phoenix TV

BEIJING, China, November 5, 2025 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced that it has, through certain of its affiliated consolidated entity (the “Licensee”), entered into a program resource license and cooperation agreement (the “Program License Agreement”) with a subsidiary of its parent company, Phoenix Satellite Television Holdings Limited (“Phoenix TV”).

The term of the Program License Agreement is from August 24, 2025, to August 23, 2027. The Program License Agreement includes similar terms as the program resource license and cooperation agreement entered into between the Licensee and Phoenix TV on April 26, 2024 (“2024 Program License Agreement”), with updated and expanded licensed fields to include (i) use on airplanes and other vessels for transportation in China, and (ii) artificial intelligence related use, including model training, application, research, and other related use. Accordingly, the annual fee has been adjusted to RMB55 million from RMB50 million under the 2024 Program License Agreement. Except for the foregoing, the terms of the Program License Agreement remain consistent with the 2024 Program License Agreement.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com